Filed Pursuant to Rule 424(b)(2)
Registration No. 333-74988

PROSPECTUS SUPPLEMENT

(To Prospectus Dated February 21, 2002)

5,000,000 Common Shares

CharterMac

Common Shares

We are offering all of the 5,000,000 common shares offered by this prospectus supplement.

Our common shares are traded on the American Stock Exchange under the symbol “CHC.” The last reported sale price of our common shares on the American Stock Exchange on June 24, 2004 was $19.27 per share.

Investing in our common shares involves risks that are described in the “Risk factors” sections on page S-7 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2003 that we have filed with the Securities and Exchange Commission on March 16, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$19.270	$96,350,000
Underwriting discounts and commissions	$ 0.915	$4,575,000
Proceeds, before expenses, to us(1)	$18.355	$91,775,000

(1)	The underwriters have agreed to pay a portion of our offering expenses as described in “Underwriting.”

The underwriters may also purchase from us up to an additional 750,000 common shares at the public offering price less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

The underwriters are offering the common shares as described in “Underwriting.” Delivery of the common shares will be made on or about June 30, 2004.

Joint Book-Running Managers

Wachovia Securities	UBS Investment Bank

RBC Capital Markets

Legg Mason Wood Walker

Incorporated

The date of this prospectus supplement is June 25, 2004.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with information different from or additional to that contained or incorporated by reference in this prospectus supplement or accompanying prospectus. We are offering to sell, and are seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of its respective date or as of other dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since these dates.

When we refer to the “Company,” “we,” “us,” or “our” in this prospectus supplement, we mean CharterMac and one or more of its subsidiaries or, as the context may require, CharterMac only.

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Where you can find more information

We file annual, quarterly and current reports, and other information with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934. You can read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of the accompanying prospectus and this prospectus supplement, except for any such information superseded by information contained directly in the accompanying prospectus or this prospectus supplement. The accompanying prospectus and this prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

Our SEC Filings (File No. 001-13237):

Annual Report on Form 10-K for the year ended December 31, 2003	Filed on March 16, 2004
Amended Annual Report on Form 10-K/A for the year ended December 31, 2003	Filed on May 7, 2004
Quarterly Report on Form 10-Q for the quarter ended March 31, 2004	Filed on May 10, 2004
Current Report on Form 8-K	Filed on June 22, 2004

All documents that we file with the SEC from the date of this prospectus supplement to the end of the offering of the common shares also shall be deemed to be incorporated by reference into the accompanying prospectus and this prospectus supplement.

You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

CharterMac

625 Madison Avenue

New York, New York 10022

(212) 317-5700

Exhibits to the filings will not be sent unless those exhibits have specifically been incorporated by reference into this prospectus supplement or the accompanying prospectus.

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Prospectus supplement summary

This summary highlights information included elsewhere in or incorporated by reference in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that is important to you. You should read the following summary together with the more detailed information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the sections captioned “Risk factors” on page S-7 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2003, regarding our business and the common shares being offered hereby.

BUSINESS OVERVIEW

We are CharterMac, a statutory trust formed under the laws of the State of Delaware. We conduct substantially all of our business through our subsidiaries. Our subsidiaries are in the business of (i) portfolio investing, which includes acquiring and holding federally tax-exempt multifamily housing revenue bonds issued by various state or local governments, agencies or authorities and other investments designed to produce federally tax-exempt income; (ii) fund management, which includes sponsoring and managing investment programs; (iii) mortgage banking, which includes originating and servicing mortgage loans on behalf of third parties such as the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Government National Mortgage Association (“Ginnie Mae”) and the Federal Housing Authority (“FHA”); and (iv) credit enhancement, which includes guaranteeing tax credit equity returns and mortgage loans.

We, and a majority of our subsidiaries, are either treated as partnerships or disregarded for federal income tax purposes. Therefore, we pass through to our shareholders, in the form of distributions, income (including federally tax-exempt income) derived from our investments without paying federal income tax on that income. For the year ending December 31, 2003, 92% of our distributions to our shareholders were excludable from their gross income for federal income tax purposes. See “Federal income tax considerations.”

CORPORATE STRATEGY

Through our subsidiaries, we have become one of the nation’s leading financial service providers for the multifamily housing industry. We and our subsidiaries offer both capital solutions to developers and owners of multifamily rental housing throughout the country, as well as investment products to institutional and retail investors.

We continuously seek to expand our business lines through both internal and external growth. We will seek to achieve internal growth by expanding our existing platform. We will seek to achieve external growth by continuing to seek out acquisition opportunities that complement our existing business lines and operating platform as most recently evidenced by our acquisitions of PW Funding, Inc. (“PWF”) and Related Capital Company, LLC (“Related Capital”).

BUSINESS LINES

Our four business lines are: (i) portfolio investing, (ii) fund management, (iii) mortgage banking and (iv) credit enhancement, which, for reporting purposes, are grouped into three operating segments.

Portfolio Investing.    Portfolio investing includes the acquisition and ownership (directly and indirectly through our subsidiaries) of federally tax-exempt multifamily housing revenue bonds issued by various state or local governments, agencies or authorities and other investments designed to produce federally tax-exempt income. The proceeds of the revenue bonds are used to make mortgage loans for the construction, rehabilitation, acquisition or refinancing of affordable multifamily housing properties throughout the United States. We conduct most of our portfolio investing through our indirect, wholly-owned subsidiary, Charter Mac Equity Issuer Trust, which we refer to as “Equity Trust.” Equity Trust has received an “A2” rating from Moody’s Investor Service, Inc. (“Moody’s”) based on its portfolio composition, loan performance, coverage ratios and real estate management experience. Although Equity Trust holds some of our revenue bonds directly, to facilitate securitization and financing, a substantial portion of our revenue bonds are held indirectly through subsidiaries of Equity Trust. Accordingly, our common shareholders’ interest in the cash flow from investments held by Equity Trust and our other subsidiaries are subordinate to the rights of the creditors and preferred shareholders of Equity Trust and its subsidiaries.

We believe we have a competitive advantage in our portfolio investing due to our “Direct Purchase Program.” The traditional method of financing affordable multifamily housing with tax-exempt bonds is complex, time consuming and involves the participation of many intermediaries. Through our “Direct Purchase Program,” we have streamlined the process by removing all intermediaries (except the governmental issuer of the revenue bond) and enabling the developer to deal directly with one source. Because we purchase revenue bonds directly from the governmental issuer, our Direct Purchase Program eliminates the need for underwriters and their counsel, rating agencies and costly documentation. This reduces the amount of time required to complete a financing, often by several months, and we believe reduces bond issuance cost, usually by approximately 30%. By dealing directly with us, we believe developers feel more confident about the terms, timing and execution of their financing.

As of March 31, 2004, our revenue bond portfolio included direct or indirect interests in revenue bonds with an aggregate fair value of approximately $1.9 billion, secured by affordable multifamily properties containing approximately 41,000 units located in 24 states and the District of Columbia. The tax-exempt first mortgage revenue bonds have a weighted average interest rate of 6.8%, a weighted average maturity of 35 years and a weighted average pre-payment lock-out of 12 years.

Fund Management.    We conduct our fund management business through our subsidiary, Related Capital. Related Capital offers the following financial products and services:

➢	sponsoring investment programs that acquire equity interests in affordable multifamily housing;

➢	acting as manager and advisor to us and certain of our subsidiaries, and American Mortgage Acceptance Company, a publicly-traded real estate investment trust that originates and acquires taxable construction, permanent, bridge, mezzanine and participating mortgage debt for multifamily housing; and

➢	providing real estate underwriting, asset management, construction and permanent loan servicing, capital markets and advisory services to us and Related Capital’s investment programs.

Related Capital generates cash flow predominately from management and transaction fees in connection with its sponsorship of investment programs; transaction fees associated with acquisition and disposition activity of each investment program; and asset management and advisory fees associated with on-going management of each investment program.

Mortgage Banking.    We conduct our mortgage banking activity through our subsidiary, PWF. PWF is a full service, direct mortgage banking corporation specializing in originating, underwriting, and servicing mortgage loans for conventional apartment properties, affordable housing, senior housing, and commercial properties nationwide. In addition to conventional financing, PWF provides forward commitments on tax credit and market rate multifamily properties, and arranges tax-exempt bond credit enhancements.

PWF is one of 26 approved Fannie Mae Delegated Underwriters and Servicers (“DUS”). DUS is Fannie Mae’s principal multifamily loan program. Fannie Mae delegates the responsibility for originating, underwriting, closing and delivering multifamily mortgages to the DUS lenders and the DUS lenders share the risk of loss with Fannie Mae and service the loans for a fee. PWF also: (i) closes and delivers multifamily mortgages to Freddie Mac as a Freddie Mac Program Plus Seller/Servicer; (ii) is a leading commercial loan correspondent for Wall Street conduits and life insurance companies; and (iii) is an approved loan processor/servicer for FHA. As of March 31, 2004, PWF provided loan servicing to a $4.1 billion portfolio of mortgage loans.

Credit Enhancement.    We conduct our credit enhancement activities through our wholly-owned subsidiary, CharterMac Corporation, which we refer to as “CM Corp.” Our credit enhancement activities include guaranteeing mortgage loans and specified returns to investors in tax credit equity funds in exchange for fees.

RAISING CAPITAL

In order to conduct our business, we are required to raise capital. We have used primarily three sources of capital: (i) securitizations of our revenue bonds, (ii) commercial bank borrowings and (iii) equity offerings. In addition, historically we have had undistributed operating cash flow that we have used to fund our business activities.

At March 31, 2004, we had approximately $1.2 billion of outstanding debt, of which approximately $1.0 billion was floating rate debt. We currently manage a portion of our interest rate risk through the use of The Bond Market Association (“TBMA”) indexed interest rate swaps which effectively convert a portion of our floating rate debt into fixed rate debt. The TBMA index is the most widely used tax-exempt floating rate index. Under each interest rate swap agreement, we are required to pay to the transaction counterparty a fixed rate of interest on a specified notional amount. In return, we receive an amount tied to the TBMA index, which offsets the floating rate of interest we otherwise pay on the specified notional amount of our floating rate debt. As of March 31, 2004, we have entered into seven interest rate swaps with an aggregate notional amount of $500 million, of which $50 million is currently in effect and an additional $450 million will go into effect on January 3, 2005. The swaps have a weighted average term of four years and, as of January 3, 2005, will have a weighted average interest rate of 2.97%.

OUR MANAGEMENT

We operate our day-to-day activities and select our investments utilizing the services and advice provided by Related Capital, subject to the supervision and review of our board of trustees. Related Capital’s executive management team has an average of 17 years of experience with Related Capital and an average of 22 years of experience in the real estate industry.

RECENT DEVELOPMENTS

On June 10, 2004 our board of trustees declared a dividend of $0.38 per common share for the quarter ending June 30, 2004, payable on August 14, 2004 to shareholders of record as of June 30, 2004. The dividend represents a 2.7% increase over the $0.37 dividend per common share for the quarter ended March 31, 2004.

REVENUE BONDS

During the period from April 1, 2004 through June 22, 2004, we have acquired or made commitments to fund three revenue bonds with an aggregate par value of approximately $60.4 million secured by 1,074 units located in three states. Three of our revenue bonds with an aggregate par value of approximately $2.8 million were redeemed during this same time period.

FUND MANAGEMENT

On May 24, 2004, Related Capital closed a $225 million multi-investor corporate tax credit fund. The fund, Related Corporate Partners XXVI, L.P., is the largest multi-investor corporate tax credit fund ever closed by Related Capital.

FUND MANAGEMENT WITH CREDIT ENHANCEMENT

On April 19, 2004, we closed a transaction to guarantee tax benefits to an investor in a partnership designed to generate federal low-income housing tax credits (“LIHTCs”). CM Corp. has agreed to back-up the guarantee of an investment grade financial institution (“Primary Guarantor”) of an agreed upon internal rate of return to the investor in Related Capital Guaranteed Corporate Partners II, L.P.—Series D (“RCGCP—Series D”), for which CM Corp. will participate in the guarantee fees received by the Primary Guarantor.

RCGCP—Series D is a fund sponsored by Related Capital. The investor in RCGCP—Series D will be allocated LIHTCs and other tax benefits in return for investing approximately $88.8 million to fund, in part, the development and ownership of 13 affordable multifamily properties. The properties were financed with approximately $174.6 million of tax-exempt and taxable debt, $136.8 million of which were tax-exempt revenue bonds in our portfolio.

On June 22, 2004, we closed a transaction to guarantee tax benefits to an investor in a partnership designed to generate Georgia state low-income housing tax credits. CM Corp. has agreed to back-up the guarantee of the Primary Guarantor of an agreed upon internal rate of return to the investor in Related Capital Guaranteed Corporate Partners II, L.P.—Series E (“RCGCP—Series E”), for which CM Corp. will participate in the guarantee fees received by the Primary Guarantor.

RCGCP—Series E is a fund sponsored by Related Capital. The investor in RCGCP—Series E will be allocated Georgia state tax credits and other tax benefits generated by five properties in return for investing approximately $11.1 million. Funds sponsored by Related Capital have acquired substantially all of the other limited partnership interests in the owners of these five properties and will be allocated substantially all of the Federal LIHTCs generated by these properties.

PREFERRED ISSUANCE BY SUBSIDIARY

On May 14, 2004, Equity Trust completed a $104 million preferred equity offering to institutional investors. Equity Trust sold 60 of its 5.75% Series A-4-1 Perpetual Preferred Shares with an aggregate Liquidation Amount of $30 million (the “Series A-4-1 Preferred Shares”) and 58 of its 6.00% Series A-4-2 Perpetual Preferred Shares with an aggregate Liquidation Amount of $29 million (the “Series A-4-2 Preferred Shares”, and, together with the Series A-4-1 Preferred Shares, the “Series A-4 Preferred Shares”). Equity Trust also sold 50 of its 6.00% Series B-3-1 Subordinate Perpetual Preferred Shares with an aggregate Liquidation Amount of $25 million (the “Series B-3-1 Preferred Shares”) and 40 of its 6.30% Series B-3-2 Subordinate Perpetual Preferred Shares with an aggregate Liquidation Amount of $20 million (the “Series B-3-2 Preferred Shares”, and, together with the Series B-3-1 Preferred Shares, the “Series B-3 Preferred Shares”).

The Series A-4 Preferred Shares, and the series A preferred shares previously issued by Equity Trust, are rated “A3” by Moody’s and the Series B-3 Preferred Shares, and the series B preferred shares previously issued by Equity Trust are rated “Baa1” by Moody’s. Moody’s also assigned an “A2” rating to Equity Trust based on its portfolio composition, loan performance, coverage ratios, and real estate management experience.

The offering

Common shares offered by us	5,000,000 shares

Common shares to be outstanding after this offering	49,763,061 shares.*

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $91.8 million, after deduction of the underwriting discounts and commissions, other estimated offering expenses and giving effect to the expense reimbursement described under “Underwriting.” We intend to use the net proceeds from the sale of our common shares offered hereby to repay the indebtedness under CM Corp.’s two term loans in an aggregate amount of $60 million. The remaining net proceeds will be used for general business purposes.

Risk factors	Investing in our common shares involves risks that are described in the “Risk factors” sections on page S-7 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2003 that we have filed with the SEC on March 16, 2004.

AMEX Symbol	CHC

*	The number of common shares outstanding after this offering excludes: (i) options to purchase 76,541 common shares and 26,667 common shares at an exercise price equal to the trading price of our common shares on the date the options were issued ($11.5625 per share and $17.56 per share, respectively), which were granted to our officers and employees under our incentive share plan; (ii) 1,000,000 options to purchase common shares at $17.78 per share, which were granted to the non-executive chairman of our board of trustees in connection with our acquisition of Related Capital; (iii) 15,079,097 special common units, which are exchangeable for common shares on a one-for-one basis and (iv) 7,116,086 common shares reserved for issuance upon the conversion of our Convertible Community Reinvestment Act Preferred Shares (“Convertible CRA Shares”) held by our Convertible CRA shareholders.

Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase up to an additional 750,000 common shares.

Distribution policy and priorities

Subject to any preferential rights of any outstanding shares, holders of our common shares are entitled to receive distributions if, when and as authorized by our board of trustees out of funds legally available for distribution to our shareholders. Assuming we issue the common shares offered hereby on or before June 30, 2004, we expect to make distributions on the common shares offered hereby to shareholders of record beginning in August, 2004 for the quarter ending June 30, 2004.

Because we hold most of our investments through our subsidiaries, our shareholders are effectively subordinated to the liabilities and preferred equity of our subsidiaries. In particular, Equity Trust has issued preferred shares with an aggregate liquidation amount of approximately $377.5 million, which effectively rank, with respect to payment of distributions and liquidation amounts, senior to our common shares. Equity Trust may issue additional preferred shares, which also will effectively rank, with respect to payment of distributions and liquidation amounts, senior to our common shares without the approval of our common shareholders.

Our subsidiary, Charter Mac Capital Company, LLC, which we refer to as “CCC,” has issued equity in the form of special common units, which are exchangeable into our common shares on a one-for-one basis. Holders of special common units are entitled to distributions from CCC at the same time as, and only if, dividends are paid on our common shares. To the extent that, in any year, CCC does not have sufficient cash flow to pay the entire distribution due on the special common units, we have agreed to contribute or to lend to CCC all but $5 million of these distributions. The remaining shortfall, if any, will earn interest at a market rate and will only be payable at the time CCC has sufficient cash flow.

Holders of our Convertible CRA Shares are also entitled to receive distributions at the same time as and in the same amount as our common shareholders.

Risk factors

Investing in our common shares involves risks that could adversely affect our business, financial condition, results of operations and business prospects. Please see the risk factors described in our Annual Report filed with the SEC on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. Much of the business information as well as the financial and operational data contained in our risk factors is updated in our periodic reports, which are also filed with the SEC and incorporated by reference into this prospectus supplement and the accompanying prospectus. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Before purchasing our common shares you should carefully consider the risks discussed in our Annual Report on Form 10-K for the year ended December 31, 2003 and the other information in this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein. Each of the risks described could result in a decrease in the value of our common shares and your investment therein or affect the portion of our ordinary income that will be excludable from gross income for federal income tax purposes.

Forward-looking information

This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference contain forward-looking statements. These forward-looking statements are not historical facts, but rather our beliefs and expectations are based on our current expectations, estimates, projections, beliefs and assumptions about our Company and industry. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Some of these risks include, among other things:

➢	adverse changes in the real estate markets;

➢	risk of default associated with the revenue bonds and other securities held by us or our subsidiaries;

➢	interest rate fluctuations;

➢	our tax treatment, the tax treatment of our subsidiaries and the tax treatment of our investments;

➢	general and local economic and business conditions; and

➢	changes in applicable laws and regulations.

These risks and uncertainties are described in the section captioned “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2003 that we filed with the SEC on March 16, 2004. We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the respective dates of this prospectus supplement, the accompanying prospectus, the documents incorporated by reference or other dates which are specified in those documents.

Use of proceeds

We estimate that the net proceeds from this offering will be $91.8 million, after deducting the underwriting discounts and commissions, other estimated offering expenses and giving effect to the expense reimbursement described under “Underwriting.” We intend to use the net proceeds from the sale of our common shares offered hereby to repay two term loans made to CM Corp. in an aggregate amount of $60 million. The remaining net proceeds will be used for general business purposes.

CM Corp. incurred the indebtedness under the term loans on November 17, 2003 to fund the cash portion of the purchase price of, and to pay the fees and expenses incurred in connection with, our acquisition of Related Capital. The $50 million term loan currently bears interest at LIBOR plus 150 basis points and the $10 million term loan currently bears interest at LIBOR plus 240 basis points. Both loans mature on August 17, 2004. As of the date of this prospectus supplement, CM Corp. had $60 million outstanding under these term loans.

Affiliates of Wachovia Capital Markets, LLC, one of our underwriters, are lenders under the term loans described above. Affiliates of Wachovia Capital Markets, LLC will receive a pro rata portion of the net proceeds of this offering used to repay such loans.

Our company

GENERAL

We are a Delaware statutory trust which commenced operations in October 1997. We, and a majority of our subsidiaries, are each either treated as partnerships or disregarded for federal income tax purposes. Therefore, we pass through to our shareholders, in the form of distributions, income (including federally tax-exempt income) derived from our investments without paying federal income tax on that income. We intend to operate so that a substantial portion of our income will be excluded from gross income for federal income tax purposes. Other income, such as capital gains and taxable interest income, as well as any dividend income from CM Corp., generally will be subject to tax. For the year ending December 31, 2003, 92% of our distributions to our shareholders were excludable from their gross income for federal income tax purposes. See “Federal income tax considerations.”

OUR TRUST AGREEMENT, BYLAWS AND THE DELAWARE STATUTORY TRUST ACT

The following summary of certain provisions of Delaware law and our trust agreement and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Delaware law and our trust agreement and bylaws.

OUR BOARD OF TRUSTEES

Our business and affairs are managed by a board of managing trustees. Our board of trustees must consist of not less than three nor more than sixteen managing trustees, of which a majority must be “independent”, which means they may not be our officers or employees, related to our officers nor represent concentrated or family holdings of our voting interests, and who, in the view of our other independent trustees, are free from any relationship that would interfere with the exercise of independent judgment with respect to matters relating or pertaining to our affairs. Currently, our board consists of fifteen managing trustees, of whom eight are independent. As long as Thomas W. White is on our board of trustees, a majority of our board of trustees by at least one managing trustee must be independent. Upon Thomas W. White’s ceasing to serve as a managing trustee for any reason, including by reason of his resignation or removal or otherwise, and at all times thereafter, a majority of our board of trustees by at least two managing trustees must be independent trustees (e.g. if the total number of managing trustees is nine, independent trustees must comprise at least six members of our board of trustees). The total number of managing trustees may be increased or decreased pursuant to the bylaws, but can never be less than the minimum number, if any, required by the Delaware Act nor more than sixteen.

Wilmington Trust Company, a Delaware banking corporation, is also one of our trustees. Wilmington Trust Company has been appointed as registered trustee solely to satisfy certain requirements of the Delaware Statutory Trust Act (the “Delaware Act”) and its duties and responsibilities with respect to us and our shareholders are very limited.

So long as the holders of the special common units own, in the aggregate, 7.5% or more of our outstanding voting securities (a) there must be at least fourteen trustees on our board of trustees, consisting of at least six non-independent trustees and at least eight independent trustees and (b) holders of a majority of the outstanding special voting preferred shares will have the right, in lieu of our board of trustees (or nominating committee thereof) to elect to our board of trustees any non-independent trustees to fill a vacancy and to nominate any non-independent trustees for election at any annual or special meeting of our shareholders. This power of nomination will not affect the right of the holders of our common shares to also nominate their choices for the non-independent trustee nominees. After the date

Our company

upon which the holders of the special voting preferred shares own, in the aggregate, less than 7.5% of our outstanding voting securities, the nominating committee will have the right to nominate non-independent trustees to fill a vacancy (which vacancies will be filled by the affirmative vote of a majority of our board of trustees) or to stand for election at any annual or special meeting.

Additional Classes and Series of Shares

Our trust agreement authorizes us to issue 100,000,000 shares and authorizes our board of trustees to classify or reclassify any unissued beneficial interests, to provide for the issuance of beneficial interests in other classes or series of securities, to establish the number of beneficial interests in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of such class or series. We believe that the ability of our board of trustees to issue one or more classes or series of beneficial interests provides us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other needs which might arise. Subject to the American Stock Exchange rules which require shareholder approval for certain issuances of securities, the additional classes or series, as well as the common shares, will be available for issuance without further action by our shareholders. Although our board of trustees has no intention at the present time of doing so, it could issue a class or series that could, depending on the terms of such class or series, delay, defer or prevent a transaction or a change in control of our Company that might involve a premium price for holders of our common shares or otherwise be in their best interest.

Staggered Board

Our trust agreement provides that our board of trustees has three classes of managing trustees. The terms of the first, second and third classes will expire in 2007, 2005 and 2006, respectively. Managing trustees for each class will be chosen for a three-year term upon the expiration of the current class’ term. The use of a staggered board makes it more difficult for a third party to acquire control over us.

Advance Notice of Managing Trustee Nominations and New Business

Our bylaws provide that (i) with respect to an annual meeting of common shareholders, nominations of persons for election to our board of trustees and the proposal of business to be considered by common shareholders may be made only (a) pursuant to our notice of meeting, (b) by our board of trustees, or (c) by a common shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws, and (ii) with respect to special meetings of common shareholders, only the business specified in our notice of meeting may be brought before the meeting of common shareholders, and nominations of persons for election to our board of trustees may be made only (a) pursuant to our notice of the meeting, (b) by our board of trustees, or (c) provided that our board of trustees has determined that managing trustees shall be elected at such meeting, by a common shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

The advance notice provisions set forth in our bylaws could have the effect of delaying, deferring or preventing a transaction or a change in control of our Company that might involve a premium price for holders of common shares or otherwise be in their best interest.

Term and Dissolution

We have perpetual existence, but may be dissolved at an earlier date (i) upon the recommendation of our board of trustees and the approval of shareholders by majority vote and (ii) by order of a court of

Our company

competent jurisdiction to judicially dissolve our Company if it is no longer reasonably practicable to continue the business and affairs of our Company as contemplated by our trust agreement.

Upon dissolution of our Company, our assets will be liquidated and the proceeds of liquidation will be applied first to the satisfaction (whether by payment or reasonable provision for payment thereof) of obligations of our Company to third parties (including holders of senior interests created through our securitization programs and preferred shareholders of our subsidiaries) and then to payment of liquidation expenses. Any remaining proceeds will then be distributed to our shareholders.

Voting Rights of our Shareholders

Our shareholders have no right to participate in the control of our business. However, our common shareholders have been granted certain voting rights which are set forth in our trust agreement. The common shareholders, as a class, have the right to vote upon:

➢	the election of our board of trustees;

➢	the removal of our board of trustees;

➢	merger, consolidation or conversion and dissolution of our Company;

➢	sale of all or substantially all of our assets;

➢	amendment of our trust agreement (except in certain limited circumstances), provided that provisions relating to the limitation of liability and indemnification may only be amended prospectively; and

➢	the determination to incur financing or leverage in excess of that permitted by our trust agreement.

Amendments to our Trust Agreement

In general, our trust agreement may be amended by the affirmative vote or written consent of the holders of not less than a majority of the common shares then outstanding and entitled to vote thereon.

Meetings

We will hold annual meetings of our common shareholders to elect managing trustees whose terms have expired. Our board of trustees may at any time call a meeting of common shareholders or call for a vote, without a meeting, of the common shareholders on matters on which they are entitled to vote, and must call for such meeting or vote following receipt of a written request therefor of common shareholders holding 10% or more of the outstanding common shares.

Borrowing Policies

Our trust agreement permits us to only incur financing or leverage (as defined in our trust agreement) of up to 50% of our total market value (calculated at the time any additional financing or leverage is incurred). Our trust agreement defines “total market value” as the greater of (i) the sum of (a) the aggregate market value of our outstanding shares (including, without limitation, our common shares, preferred shares and special common units), and (b) our total leverage or (ii) the aggregate value of our assets as determined by our manager based upon third-party or management appraisals and other criteria as our board of trustees determines in its sole discretion. Preferred equity securities issued by us or our subsidiaries and outstanding as of November 17, 2003 (which include previously issued Equity Trust preferred shares) are not deemed to be “financing or leverage” for purposes of determining the 50% leverage limitation.

Our company

INDEMNIFICATION AND LIMITATION OF LIABILITY

The Delaware Act provides that, except to the extent otherwise provided in the governing instrument of a statutory trust, a trustee, when acting in such capacity, is not personally liable to any person other than the statutory trust or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof. In addition, the Delaware Act provides that, except to the extent otherwise provided in the governing instrument of a statutory trust, an officer, employee, manager or other person acting on behalf of the statutory trust, when acting in such capacity, is not personally liable to any person other than the statutory trust or the beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof.

The Delaware Act provides that, subject to such standards and restrictions, if any, as are set forth in the governing instrument of a statutory trust, a statutory trust has the power to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever.

Our trust agreement requires us to indemnify our present and former trustees, among others (any such person, an “indemnified party”), against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the trustee was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the indemnified party actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. In addition, our trust agreement requires us, as conditions to advancing expenses, to obtain (i) a written affirmation by the indemnified party of his or its good-faith belief that he or it has met the standard of conduct necessary for indemnification by our Company as authorized by our trust agreement and (ii) a written statement by him or it or on his or its behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the standard of conduct was not met. Our trust agreement also requires us to provide indemnification and advance of expenses to a present or former indemnified party who served a predecessor of our Company in such capacity, and to any employee or agent of our Company or a predecessor of our Company.

We have obtained a liability insurance policy for our trustees and officers, as well as the trustees and officers of our subsidiaries.

LIABILITY OF SHAREHOLDERS

We are governed by the laws of the State of Delaware. Under our trust agreement and the Delaware Act, our shareholders will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the General Corporation Law of the State of Delaware.

In general, stockholders of Delaware corporations are not personally liable for the payment of a corporation’s debts and obligations. They are liable only to the extent of their investment in the Delaware corporation.

The principles of law governing the limitation of liability of beneficial owners of a statutory trust have not been authoritatively established as to statutory trusts organized under the laws of one jurisdiction but operating or owning property, incurring obligations or having beneficiaries resident in other jurisdictions. A number of states have adopted legislation containing provisions comparable to the provisions of the Delaware Act. Accordingly, in such states, the limitation of liability of our shareholders provided by the Delaware Act should be respected.

Our company

In those jurisdictions which have not adopted similar legislative provisions, questions exist as to whether such jurisdictions would recognize a statutory trust, absent a state statute, and whether a court in such jurisdictions would recognize the Delaware Act as controlling. If not, a court in such jurisdiction could hold that the shareholders are not entitled to the limitation of liability set forth in our trust agreement and the Delaware Act and, as a result, are personally liable for our debts and obligations.

Federal income tax considerations

The following is a summary of certain of the federal income tax considerations which may be material to a typical shareholder who is a United States person and is based upon the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, final, temporary and proposed treasury regulations and administrative rulings and pronouncements of the IRS. No attempt has been made to comment on all federal income tax matters affecting our Company or our shareholders. The discussion does not purport to deal with federal income or other tax consequences applicable to an investment by certain categories of shareholders, including, without limitation, tax-exempt organizations, dealers in securities, banks, insurance companies, Subchapter S corporations, regulated investment companies, real estate investment trusts and persons who are not citizens or residents of the United States, and is not to be construed as tax advice.

No ruling on the federal, state or local tax considerations relevant to the issuance of the common shares, the debt characterization of the revenue bonds, the tax-exempt character of interest on certain of the revenue bonds or other bond-related investments, the classification of our Company as a partnership, or any other tax issue relevant to this offering has been, or will be, requested from the IRS or from any other tax authority. Moreover, no assurance can be given that the conclusions reached by our counsel Paul, Hastings, Janofsky & Walker LLP will be accepted by the IRS or, if challenged by the IRS, sustained in court.

This summary is based on current legal authority and there is no assurance that legislative or administrative changes or court decisions will not occur which could significantly modify the statements and opinions expressed herein, possibly with retroactive effect.

You should consult your own tax advisors regarding the federal, state, local and foreign income tax consequences to you prior to purchasing our company’s common shares.

GENERAL

Entity status of our Company and our subsidiaries.    Each holder of our shares will agree to treat our shares as evidencing a partnership interest for federal income tax purposes. Based upon representations from us, Paul Hastings has rendered its opinion that, although the issue is not free from doubt, we have been and are properly treated as a partnership, and not as a publicly traded partnership or association taxable as a corporation, for federal income tax purposes. Accordingly, our shareholders, subject to the discussion regarding publicly traded partnerships below, will be partners in such partnership for federal income tax purposes, and the allocations of tax-exempt income by us to the shareholders will be excludable from gross income for purposes of federal income taxation.

Our common shares are publicly traded. In order for us not to be treated as a publicly traded partnership taxable as a corporation, 90% or more of our gross income each year must consist of interest and other types of passive income. Interest earned by our Company may only be included for purposes of this test if (a) the interest does not depend on the income or profits of any person and (b) the interest is not derived in the conduct of a financial business. We have represented that, in the current taxable year and future taxable years, we anticipate that income described in clause (a) will, together with any other non-qualifying income, constitute less than 10% of our gross income. There is no definitive guidance as to the level of activity that may, for purposes of clause (b), cause us to be treated as if we were engaged in a financial business. There is no assurance that the IRS will not successfully contend that our Company is engaged in a financial business or earns more than 10% of our gross income from such a business and, therefore, is a publicly traded partnership taxable as a corporation.

Federal income tax considerations

If our Company in any taxable year were taxable as a corporation for federal income tax purposes, our income and deductions would be reported only on our tax return rather than being passed through to our shareholders and we would be required to pay income tax at corporate rates on any portion of our income that did not constitute tax-exempt income. In this regard, a portion of our tax-exempt income may be included in determining our alternative minimum tax liability. The imposition of any such tax would reduce the amount of cash available to be distributed to our shareholders. In addition, distributions from our Company to our shareholders would be ordinary dividend income to such shareholders to the extent of our earnings and profits, which would include our tax-exempt income as well as any other taxable income we might have. Payments of such distributions would not be deductible by our Company. Similarly, if any of our subsidiaries (other than CM Corp. and PWF) were treated as a corporation for federal income tax purposes, rather than as a partnership or a disregarded entity, adverse consequences could result.

Treatment as a Taxable Mortgage Pool Taxable as a Corporation.    If, for federal income tax purposes, we were classified as a taxable mortgage pool within the meaning of Section 7701(i) of the Code, we would be taxable as a corporation. A taxable mortgage pool is an entity (i) substantially all of the assets of which consist of debt obligations and more than 50% of such debt obligations consists of real estate mortgages, (ii) which is an obligor of debt with two or more maturities and (iii) under the terms of the debt obligations under clause (ii), payments bear a relationship to payments on the debt obligations described in clause (i). The IRS has the authority to treat certain equity interests in issuers as debt for purposes of the taxable mortgage pool rules. However, we will not be treated as a taxable mortgage pool because of the absence of any relationship between the timing of payments on the debt obligations we hold (i.e., revenue bonds) and the timing of distributions on our equity interests (i.e., common and preferred shares).

Taxation of CM Corp. and PWF.    Unlike our other subsidiaries, CM Corp. and PWF are taxable corporations, and will be required to pay income tax to the extent they realize taxable income. It is possible that the IRS may not agree with our determinations as to which expenses are allocable to CM Corp. and PWF and their ability to reduce their taxable income, and which expenses are allocable to us or our other subsidiaries. If all or a portion of the expenses that we allocate to CM Corp. and PWF are determined not to be deductible by CM Corp. or PWF, they could be required to pay additional tax, as well as interest and penalties. Additional tax, as well as interest and penalties, could also be payable by CM Corp. if the IRS determined that fees that we pay to Related Capital (a subsidiary of CM Corp.) were less than the amounts that would be payable if Related Capital were not related to us. In addition, any dividends paid by CM Corp. to us will be treated as ordinary income to us to the extent of CM Corp.’s earnings and profits, and any gain that may be realized if all or a portion of our ownership interest in CM Corp. is sold will result in taxable income.

CERTAIN INCOME TAX CONSIDERATIONS RELATING TO OUR COMPANY AND OUR SHAREHOLDERS

Taxation of our Company and our shareholders.    A partnership is not subject to federal income tax. Assuming we are classified as a partnership for tax purposes and not a publicly traded partnership taxable as a corporation, our Company will not be subject to federal income tax and each shareholder will be required to report on their income tax return their distributive share of our income, gain, loss, deduction and items of tax preference and will be subject to tax on their distributive share of our taxable income, regardless of whether any portion of that income is, in fact, distributed to such shareholder in the shareholder’s taxable year within which or with which our taxable year ends. Thus, shareholders may be required to accrue income, without the current receipt of cash, if our Company does not make

Federal income tax considerations

cash distributions while generating taxable income. Consequently, although it is not anticipated, a shareholder’s tax liability with respect to its share of our taxable income may exceed the cash actually distributed in a given taxable year. We currently use the calendar year as our taxable year.

We will file a federal tax return on Form 1065 and will provide information as to each shareholder’s distributive share of our income, gain, loss, deduction and items of tax preference on a Schedule K-1 supplied to such shareholder after the close of our fiscal year. In preparing such information, we will utilize various accounting and reporting conventions, some of which are discussed herein, to determine each shareholder’s allocable share of income, gain, loss and deduction. There is no assurance that the use of such conventions will produce a result that conforms to the requirements of the Code, temporary and proposed treasury regulations or IRS administrative pronouncements and there is no assurance that the IRS will not successfully contend that such conventions are impermissible. Any such contentions could result in substantial expense to our Company and our shareholders as a result of contesting such contentions, as well as an increase in tax liability to shareholders as a result of adjustments to their allocable share of our income, gain, loss and deduction. See “—Tax returns, audits, interest and penalties.”

Tax-Exempt Income.    We expect that substantially all of our interest income will constitute tax-exempt income. There are risks that certain amounts of interest income that our Company will report as tax-exempt may not qualify for such treatment. In addition, if the intended tax treatment of any of our subsidiaries other than CM Corp. and PW Funding were successfully challenged by the IRS, all or a part of the tax-exempt income derived by such subsidiaries may be subject to tax.

Capital gain upon sale of our assets.    We or our subsidiaries may, from time to time, sell, dispose of or otherwise be treated as disposing of, certain assets. Such sale or disposition may result in taxable capital gain.

Shareholder’s basis in shares.    Your adjusted basis in our shares is relevant in determining the gain or loss on the sale or other disposition by you of our shares and the tax consequences to you of a distribution from our Company. See “—Treatment of cash distributions to our shareholders from our Company.” In addition, you are entitled to deduct on your income tax return, subject to the limitations discussed below, your distributive share of our net loss, if any, to the extent of your adjusted basis in your shares.

Your initial basis in newly issued common shares will be the purchase price for the common shares, increased by your allocated items of our income (including tax-exempt interest) and gain, and reduced, but not below zero, by (a) your allocated items of Company loss and deduction (including any nondeductible expenses) and (b) any cash distributions you have received from us.

Treatment of cash distributions to our shareholders from our Company.    Cash distributions made to our shareholders will generally be treated as a non-taxable return of capital and will not generally increase or decrease your taxable income or loss from us. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes, but would reduce your adjusted basis in your shares. Distributions of cash in excess of your adjusted basis in your common shares will result in the recognition of gain to the extent of such excess.

Limitations on deductibility of losses.    In the event you are allocated losses, you generally will be entitled to deduct your distributive share of any losses of our Company to the extent of your tax basis of your common shares at the end of the year in which such losses occur. However, shareholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations may be subject to additional limitations on deducting losses of our Company.

Federal income tax considerations

Limitation on the deductibility of interest expense.    The Code disallows any deduction for interest paid by any taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. A purpose to carry tax-exempt obligations will be inferred whenever a taxpayer owns tax-exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The IRS may take the position that a shareholder’s allocable portion of any interest paid by our Company on our borrowings, and any interest paid by a shareholder on indebtedness incurred to purchase our common shares, should be viewed in whole or in part as incurred to enable such shareholder to continue carrying such tax-exempt obligations and, therefore, that the deduction of any such interest by such shareholder should be disallowed in whole or in part.

In the absence of direct evidence linking debt with purchasing or carrying tax-exempt obligations (for example, the tax-exempt obligations secure the debt), there is an exception to the interest disallowance rule if the taxpayer holds only an insubstantial amount of tax-exempt obligations. This exception does not apply to banks, certain other financial institutions, or dealers in tax-exempt securities. However, to the extent that an investor’s debt would be allocated to purchasing or carrying its shares, such shares should only be treated as tax-exempt obligations for purposes of the interest disallowance rule in the same proportion as the assets of our Company comprise tax-exempt obligations (based on their adjusted tax basis or perhaps capital account value). We will report to shareholders at the end of each year the average percentage of our assets (based on adjusted tax basis and capital account value) that were invested in tax-exempt obligations during such year. It is uncertain whether an annual average or more frequent adjustments should be used.

Assuming interest on indebtedness is otherwise deductible, the deductibility of a non-corporate taxpayer’s “investment interest” expense is further limited to the amount of such taxpayer’s “net investment income.”

Alternative minimum tax.    Except for qualified Section 501(c)(3) bonds, or certain other private activity revenue bonds that are grandfathered, interest on our revenue bonds generally is an item of tax preference for purposes of the alternative minimum tax. To the extent interest on any of the revenue bonds we own is such an item of tax preference, a portion of the income allocable to a shareholder also will be a tax preference item. Substantially all of our annual interest income is expected to constitute a tax preference item. This preference item may be reduced, but not below zero, by interest expense and other expenses that could not be deducted for regular tax purposes because the expenses were related to tax-exempt income generated by such preference bonds. To the extent interest on any of the revenue bonds owned by our Company is not a tax preference item, any corporation subject to the alternative minimum tax must nevertheless take such tax-exempt interest into account in determining its adjusted current earnings for purposes of computing its alternative minimum tax liability.

Other federal income tax considerations.    The Code contains certain provisions that could result in other tax consequences as a result of the ownership of revenue bonds by our Company or the inclusion in certain computations including, without limitation, those related to the corporate alternative minimum tax, of interest that is excluded from gross income.

Ownership of tax-exempt obligations by our Company may result in collateral tax consequences to certain taxpayers, including, without limitation, financial institutions, property and casualty insurance companies, certain foreign corporations doing business in the United States, certain S corporations with excess passive income, individual recipients of social security or railroad retirement benefits and individuals otherwise eligible for the earned income credit. Prospective purchasers of our common shares should consult their own tax advisors as to the applicability of any such collateral consequences.

Federal income tax considerations

Company expenses.    We have incurred or will incur various expenses in connection with our ongoing administration and operation. Payment for services generally are deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. We anticipate that a substantial portion of our ordinary expenses will be allocable to tax-exempt interest income. The Code prohibits the deduction of any expense otherwise allowable under Code Section 212 which is allocable to tax-exempt interest income. We allocate our expenses in proportion to the amount of tax-exempt income and taxable income that we receive. Shareholders generally will not be permitted to deduct the portion of our expenses related to tax-exempt income in calculating their federal income tax liability. Borrowers pay certain fees they incur in connection with obtaining financing from us directly to Related Capital. We treat these fees as earned directly by Related Capital for services Related Capital renders to the borrowers. It is possible that the IRS could contend such fees should be treated as additional taxable income to us and additional expense. If such position were asserted and upheld, it would result in us recognizing additional taxable income, but all or a substantial portion of the additional expense would be disallowed. In addition, depending on the amount of such income relative to our other income, it could result in us being treated as a publicly traded partnership taxable as a corporation.

The IRS may not agree with our determinations as to the deductibility of fees and expenses and might require that certain expenses be capitalized and amortized or depreciated over a period of years. If all or a portion of such deductions were to be disallowed, on the basis that some of the foregoing expenses are non-deductible syndication fees or otherwise, our taxable income would be increased or our losses would be reduced.

An individual shareholder’s share of expenses of our Company (not including interest expenses) is a miscellaneous itemized deduction which is deductible only to the extent it, along with other miscellaneous itemized deductions, exceeds 2% of such individual shareholder’s adjusted gross income and is not deductible for purposes of determining AMT.

Section 754 election.    We have not elected under Section 754 of the Code to adjust the basis of partnership property on the transfer of shares, by the difference between the transferee’s basis for his shares and the transferee’s allocable share of the basis of all property of our Company, but may do so in the future. Any such election would not apply to the contribution of cash to our Company in exchange for our shares.

Backup withholding.    Distributions to shareholders whose common shares are held on their behalf by a “broker” may constitute “reportable payments” under the federal income tax rules regarding “backup withholding.” Backup withholding, however, would apply only if the shareholder (i) failed to furnish its Social Security number or other taxpayer identification number of the person subject to the backup withholding requirement (e.g., the “broker”) or (ii) furnished an incorrect Social Security number or taxpayer identification number. If “backup withholding” were applicable to a shareholder, we would be required to withhold, at the applicable rate, with respect to each distribution to such shareholder and to pay such amount to the IRS on behalf of such shareholder.

Issuance of additional shares.    We may issue new shares to additional investors to provide capital for the acquisition of additional investments. On any issuance of additional shares, we expect that we will adjust the capital accounts of the existing shareholders to reflect a revaluation of our property (based on their then fair market value, net of liabilities to which they are then subject).

Tax returns, audits, interest and penalties.    We will supply Schedule K-1 to IRS Form 1065 to each shareholder of record as of the last day of each month during a taxable year after the end of each

Federal income tax considerations

calendar year. We are not obligated to provide tax information to persons who are not shareholders of record.

Any shareholder who sells or exchanges a common share will be required to notify us of such transaction in writing within 30 days of the transaction (or, if earlier, by January 25 of the calendar year after the year in which the transaction occurs). The notification is required to include (i) the names and addresses of the transferor and the transferee, (ii) the taxpayer identification number of the transferor and, if known, of the transferee and (iii) the date of the sale or exchange. A shareholder will not be required to notify our Company of a sale or exchange of a common share if an information return is required to be filed by a broker with respect to such sale or exchange. Any transferor who fails to notify our Company of a sale or exchange may be subject to a $50 penalty for each such failure. We will treat any transferor shareholder who provides all of the information requested of the transferor as having satisfied this notification requirement.

In addition, we must file a return notifying the IRS of any sale or exchange of a common share of which we have notice and report the name and address of the transferee and the transferor who were parties to such transaction, along with all other information required by applicable temporary and proposed treasury regulations, including the fair market value of the selling shareholder’s allocable share of unrealized receivables (including depreciation recapture, if any). If we do not know the identity of the beneficial owner of the common share, the record holder of such common share may be treated as the transferor or transferee, as the case may be.

State, local and foreign income taxes.    In addition to the federal income tax consequences described above, shareholders should consider potential state, local and foreign tax consequences of an investment in us and are urged to consult their individual tax advisors in this regard. The rules of some states, localities and foreign jurisdictions for computing and/or reporting taxable income may differ from the federal rules. Interest income that is tax-exempt for federal purposes is generally subject to state taxes, except in the state in which the property securing our investment and the bond issuer are located. All the bonds and interest income thereon may be subject to taxation by localities and foreign jurisdictions. An investment in our common shares could also require our shareholders to file tax returns in various jurisdictions, although we are not aware of any current filing obligations.

Under the tax laws of certain states, we may be subject to state income or franchise tax or other taxes applicable to our Company. Such taxes may decrease the amount of distributions available to our shareholders. Shareholders are advised to consult with their tax advisors concerning the tax treatment of our Company, and the effects under the tax laws of the states applicable to us and our shareholders.

The summary tax consequences set forth above is for general information only and does not address the circumstances of any particular shareholder. You should consult your own tax advisors as to the specific tax consequences of the purchase, ownership and disposition of our common shares including the application of state, local and foreign tax laws.

Underwriting

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Wachovia Capital Markets, LLC	1,750,000
UBS Securities LLC	1,750,000
RBC Capital Markets Corporation	1,100,000
Legg Mason Wood Walker, Incorporated	400,000

Total	5,000,000

The underwriters have agreed to purchase all of the common shares shown in the above table if any of those common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The common shares are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to a total of 750,000 additional common shares at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus supplement. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus supplement. To the extent that the over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional common shares as the number set forth next to such underwriter’s name in the preceding table bears to the total number of common shares reflected in that table.

COMMISSIONS AND DISCOUNTS

The underwriters have advised us that they propose to offer the common shares to the public at the public offering price appearing on the cover page of this prospectus supplement and to certain dealers at that price less a concession of not more than $0.55 per share, of which $0.10 may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

Underwriting

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

	Total
	Per Share	Without Option	With Option
Public offering price	$19.270	$96,350,000	$110,802,500
Underwriting discounts and commissions	$0.915	$4,575,000	$5,261,250
Proceeds, before expenses, to us(1)	$18.355	$91,775,000	$105,541,250

(1)	These proceeds will be reduced by an amount equal to any distributions (on a per share basis) declared by CharterMac and payable on the common shares delivered on or about June 30, 2004 but not payable on the common shares purchased pursuant to the over-allotment option, multiplied by the number of shares purchased pursuant to the over-allotment option (if any), which are not entitled to such distribution.

We estimate that the expenses of this offering, not including underwriting discounts and commissions, will be approximately $250,000. The underwriters have agreed to reimburse us for some expenses associated with this offering in an amount up to $250,000.

LOCK-UP AGREEMENTS

We, our trustees and our executive officers have agreed that, for a period of 90 days after the date of this prospectus supplement, we and they will not, without the prior written consent of Wachovia Capital Markets, LLC and UBS Securities LLC offer, sell, contract to sell, hedge, or otherwise dispose of, directly or indirectly, any of our common shares or any securities convertible into or exchangeable for our common shares. While in effect, our lock-up agreement will not prevent us from issuing common shares in this offering.

The lock-up agreements do not prohibit our trustees or executive officers from making bona fide gifts, provided the recipient thereof agrees in writing with Wachovia Capital Markets, LLC and UBS Securities LLC to be bound by the terms of a similar lock-up agreement or dispositions to any trust for the direct or indirect benefit of a trustee or executive officer and/or the immediate family of such trustee or executive officer, provided that such trust agrees in writing with Wachovia Capital Markets, LLC and UBS Securities LLC to be bound by the terms of a similar lock-up agreement. Wachovia Capital Markets, LLC and UBS Securities LLC may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the common shares or other securities subject to the lock-up agreements.

LISTING ON THE AMERICAN STOCK EXCHANGE

Our common shares are listed on the American Stock Exchange under the symbol “CHC.”

STABILIZATION

The underwriters have advised us that they may engage in transactions, including stabilization bids, covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common shares at a level above that which might otherwise prevail in the open market.

➢	A “stabilizing bid” is a bid for or the purchase of the common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares.

➢	A “covering transaction” is a bid for or the purchase of the common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

Underwriting

➢	A “penalty bid” is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter or selling group member, if any, in connection with this offering if the common shares originally sold by that underwriter or selling group member are purchased by the underwriters in a covering transaction and therefore have not been effectively placed by that underwriter or selling group member.

The underwriters have advised us that these transactions may be effected on the American Stock Exchange or otherwise. Neither we nor the underwriters makes any representation that the underwriters will engage in any of the transactions described above, and these transactions, if commenced, may be discontinued without notice. Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common shares.

OTHER RELATIONSHIPS

Certain of the underwriters and their affiliates have provided investment banking, commercial banking and financial advisory services to us from time to time for which they have received customary fees and expenses. Certain underwriters and their affiliates may, from time to time, engage in other transactions with us and perform other services for us in the ordinary course of their businesses. In particular, affiliates of Wachovia Capital Markets, LLC, are lenders under the term loans described under the caption “Use of proceeds” on page S-8. As described under “Use of proceeds,” we intend to use a portion of the net proceeds from this offering to repay the amount outstanding under such term loans. Affiliates of Wachovia Capital Markets, LLC will receive a pro rata portion of the net proceeds from this offering used to repay such loans.

INDEMNITY

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make because of any of those liabilities.

Legal matters

Certain legal matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York, and Richards, Layton & Finger, P.A., Wilmington, Delaware. Greenberg Traurig, LLP, Philadelphia, Pennsylvania acts as special bond counsel to us. Certain legal matters will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York. Paul, Hastings, Janofsky & Walker LLP, Greenburg Traurig, LLP and Sidley Austin Brown & Wood LLP may rely as to matters of Delaware law upon the opinion of Richards, Layton & Finger, P.A.

Experts

Our consolidated financial statements and the related financial statement schedule, incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$400,000,000

CHARTER MUNICIPAL MORTGAGE ACCEPTANCE COMPANY

Common Shares of Beneficial Interest and

Preferred Shares of Beneficial Interest

We are Charter Municipal Mortgage Acceptance Company, a business trust formed under the laws of the State of Delaware. This prospectus relates to the public offer and sale of our common and preferred shares of beneficial interest which we may offer from time to time in one or more series, with an aggregate public offering price of up to $400,000,000. Our shares may be offered, separately or together, in separate series and in amounts, at prices and on terms to be determined at the time of the offering of our shares.

The specific terms of our shares in respect of which this prospectus is being delivered will be set forth in one or more supplements to this prospectus and will include, in the case of preferred shares, the number of preferred shares, the specific title and stated value, any distribution, liquidation, redemption, conversion, voting and other rights, and any public offering price, and in the case of common shares, the number of common shares and the terms of the offering and sale. The supplement to this prospectus will also contain information, where appropriate, about the risk factors and federal income tax considerations relating to, and any listing on a securities exchange of, our shares.

Our shares may be offered directly, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of our shares, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth in the applicable supplement to this prospectus. See “Plan of Distribution”. No shares may be sold without delivery of the applicable supplement to this prospectus describing the method of distribution and terms of such shares.

Our common shares are traded on the American Stock Exchange under the symbol “CHC”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 21, 2002.

FORWARD-LOOKING INFORMATION

Certain information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our Company include, but are not limited to those set forth under the heading “Risk Factors” in any supplement to this prospectus. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein.

Throughout this prospectus, the terms “Company,” “we,” “our” and “us,” are all used in reference to Charter Municipal Mortgage Acceptance Company and its subsidiaries, except as the context otherwise requires. The term “Manager” refers collectively, to Charter Mac Corporation and Related Charter LP, unless otherwise stated, and the term “Related Capital” refers to Related Capital Company. Lastly, the term “shares” is used in reference to our common and preferred shares of beneficial interest to which this prospectus, and any supplement thereto relates.

OUR COMPANY

We are Charter Municipal Mortgage Acceptance Company, a business trust formed under the laws of the State of Delaware. We commenced operations in October 1997 and invest primarily in affordable multifamily housing revenue bonds, a portion of which are participating bonds, and other investments that produce interest or distributions which are excluded from gross income for purposes of federal income taxation. A portion of our revenue bonds and other investments produce taxable income. We refer to our investments in bonds as “revenue bonds.” Substantially all of our investments are held indirectly through our subsidiaries. Our common shares trade on the American Stock Exchange under the symbol “CHC.”

We operate our day-to-day activities and select our investments utilizing the services and advice provided by our wholly-owned subsidiary, Charter Mac Corporation (which we refer to as “CM Corp.”) and Related Charter LP, an affiliate of Related Capital. They provide these services pursuant to management agreements between (i) CM Corp. and/or Related Charter LP and us, and (ii) CM Corp. and each of our subsidiaries. For purposes of simplifying our description in this prospectus, we refer to CM Corp. and Related Charter LP collectively as our “Manager.”

Our Manager has subcontracted its obligations under the management agreements to Related Capital and use Related Capital’s resources and real estate and investment expertise to advise us and provide us with services. The management team that provides us with investment advice has an average of 13 years of experience with our Manager and/or Related Capital and 21 years of experience in the real estate industry.

We recently formed CM Corp. as a taxable subsidiary to help us to more efficiently manage our taxable business and to permit us to diversify our business lines to include, among other activities, providing mortgage origination and servicing to third parties and guaranteeing third party loans for a fee. CM Corp. will hold most of our taxable investments, conduct any fee-generating activities in which we may engage and provide management services to us.

As a business trust, Charter Municipal Mortgage Acceptance Company is treated as a partnership for federal income tax purposes and, thus, is not subject to federal corporate income taxation. See “Risk Factors—Publicly traded partnership status” and “Federal Income Tax Considerations” in the supplement relating to this prospectus.

Neither we nor the subsidiaries through which we conduct substantially all of our business are registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and we believe that we are not required to so register. If we were required to become registered, we would not be able to conduct our activities as we currently conduct them. We at all times intend to conduct our activities so as not to become regulated as an investment company under the Investment Company Act. Additional information regarding the risks associated with the failure to qualify for an exemption may be found in the applicable supplement to this prospectus.

Investing in our shares involves various risks. In considering whether to purchase our shares, you should also carefully consider the matters discussed under “Risk Factors” in the supplement relating to this prospectus.

Our principal executive offices, as well as those of our Manager and Related Capital, are located at 625 Madison Avenue, New York, New York 10022. Our phone number is (212) 421-5333.

DESCRIPTION OF OUR SHARES

The following description of our shares does not purport to be complete and is qualified in its entirety by reference to applicable Delaware law, and to provisions of our trust agreement and bylaws, each as amended and restated, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where you can find more information.”

Overview

This prospectus relates to the offer and sale from time to time of common shares and/or preferred shares, which may be issued in one or more series, with an aggregate public offering price of up to $400,000,000, in amounts, at prices and on terms to be determined at the time of the offering.

Our trust agreement authorizes our board of trustees to issue 50,000,000 shares of beneficial interest (common, preferred and otherwise), to classify or reclassify any unissued beneficial interests, to provide for the issuance of beneficial interests in other classes or series of securities, to establish the number of beneficial interests in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms.

As of the date of this prospectus, our issued and outstanding shares of beneficial interest consist of common shares and Community Reinvestment Act preferred shares. One of our subsidiaries, Charter Mac Equity Issuer Trust, has also issued preferred equity. See “Description of our Outstanding Preferred Shares” below.

Subject to the American Stock Exchange rules which require shareholder approval for certain issuances of securities, we may issue shares from time to time in one or more series, generally without shareholder approval, with such preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption as are permitted by Delaware law and as established by our board of trustees.

The following description sets forth certain general terms and provisions of our shares to which a supplement to this prospectus may relate. The particular terms of the shares being offered and the extent to which such general provisions may apply will be described in the applicable supplement to this prospectus relating to such shares. If so indicated in the applicable supplement to this prospectus, the terms of any series of shares may differ from the terms set forth below, except those terms required by our trust agreement and bylaws. The statements below describing our shares are subject to and qualified by reference to the applicable provisions of our trust agreement and bylaws.

General Description of our Common Shares

General.    Unless otherwise provided for in the applicable supplement to this prospectus, our common shares have equal dividend, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Holders of our common shares have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

Distributions.    Subject to any preferential rights of any outstanding shares or series of shares, our common shareholders are entitled to receive distributions, when and as authorized by our board of trustees, out of legally available funds. Distributions will be made at such rates and on such dates as will be set forth in the applicable supplement to this prospectus.

Voting Rights.    Our common shareholders have no right to participate in the control of our business. However, our common shareholders have been granted certain voting rights which are set forth in our trust agreement. Holders of our common shares, as a class, have the power to vote on all matters presented to our shareholders, except as otherwise provided by Delaware law. Pursuant to our trust agreement, our common shareholders are entitled to one vote per common share on all matters voted on by shareholders and, except as provided in our trust agreement in respect of any other class or series of beneficial interests, the holders of such common shares exclusively possess all voting power and have been granted the right to vote upon: (i) the election of our board of trustees, (ii) our merger, consolidation or termination and dissolution, (iii) sale of all or substantially all of our assets and (iv) amendment of our trust agreement (except in certain limited circumstances), provided that provisions relating to the limitation of liability and indemnification may only be amended prospectively.

Registrar and Transfer Agent.    The registrar and transfer agent for our common shares will be set forth in the applicable supplement to this prospectus.

General Description of our Preferred Shares

General.    Subject to limitations prescribed by Delaware law and our trust agreement, our board of trustees is authorized to fix the number of shares constituting each series of preferred shares and the designations and terms, preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, distributions, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of our board of trustees or a duly authorized committee thereof. The preferred shares will, when issued, be fully paid and non assessable and, if so provided in a supplement to this prospectus, will have no preemptive rights. As of the date of this prospectus, the only preferred shares issued and outstanding are the preferred shares described below under the subheading “Description of our Outstanding Preferred Shares.”

Reference is made to any supplement to this prospectus relating to the preferred shares offered thereby for specific items, including:

•	The title and stated value of such preferred shares;

•	The number of shares of such preferred shares offered, the liquidation preference per share and the offering price of such preferred shares;

•	The distribution rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such preferred shares;

•	The date from which distributions on such preferred shares shall accumulate, if applicable;

•	The procedures for any auction and remarketing, if any, for such preferred shares;

•	The provisions for a sinking fund, if any, for such preferred shares;

•	The provision for redemption, if applicable, of such preferred shares;

•	Any listing of such preferred shares on any securities exchange;

•	The terms and conditions, if applicable, upon which such preferred shares will be convertible into common shares, including the conversion price (or manner of calculation thereof);

•	A discussion of federal income tax considerations applicable to such preferred shares;

•	The relative ranking and preferences of such preferred shares as to distribution rights (including whether any liquidation preference as to the preferred shares will be treated as a liability for purposes of determining the availability of assets for distributions to holders of shares ranking junior to the preferred shares as to distribution rights) and rights upon our liquidation or winding up of our affairs;

•	Any limitations on issuance of any series of preferred shares ranking senior to or on a parity with such series of preferred shares as to distribution rights and rights upon the liquidation, dissolution or winding up of our affairs; and

•	Any other specific terms, preferences, rights, limitations or restrictions of such preferred shares.

Rank.    Unless otherwise indicated in the applicable supplement to this prospectus, our preferred shares rank, with respect to payment of distributions and rights upon our liquidation, dissolution or winding up, and allocation of our earnings and losses:

•	senior to all classes or series of common shares, and to all equity securities ranking junior to such preferred shares;

•	on a parity with all equity securities issued by us, the terms of which specifically provide that such equity securities rank on a parity with the preferred shares; and

•	junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to the preferred shares.

Distributions.    Subject to any preferential rights of any outstanding shares or series of shares, our preferred shareholders are entitled to receive distributions, when and as authorized by our board of trustees, out of legally available funds, and share pro rata based on the number of preferred shares, common shares and other parity equity securities outstanding. Distributions will be made at such rates and on such dates as will be set forth in the applicable supplement to this prospectus.

Voting Rights.    Unless otherwise indicated in the applicable supplement to this prospectus, holders of our preferred shares will not have any voting rights.

Liquidation Preference.    Upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common shares or any other class or series of shares ranking junior to the preferred shares in our distribution of assets upon any liquidation, dissolution or winding up, the holders of each series of preferred shares are entitled to receive, after payment or provision for payment of our debts and other liabilities, out of our assets legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable supplement to this prospectus), plus an amount, if applicable, equal to all distributions accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such preferred shares do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no right or claim to any of our remaining assets. In the event that, upon any such of our voluntary or involuntary liquidation, dissolution or winding up, the legally available assets are insufficient to pay the amount of the liquidating distributions on all of our outstanding preferred shares and the corresponding amounts payable on all of our shares of other classes or series of equity security ranking on a parity with the preferred shares in the distribution of assets upon liquidation, dissolution or winding up, then the holders of our preferred shares and all other such classes or series of equity security shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If the liquidating distributions are made in full to all holders of preferred shares, our remaining assets shall be distributed among the holders of any other classes or series of equity security ranking junior to the preferred shares upon our liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

Conversion Rights.    The terms and conditions, if any, upon which shares of any series of preferred shares are convertible into common shares will be set forth in the applicable supplement to this prospectus. Such terms will include the number of common shares into which the preferred shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred shares or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such preferred shares.

Redemption.     If so provided in the applicable supplement to this prospectus, our preferred shares will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such supplement to this prospectus.

Registrar and Transfer Agent.    The registrar and transfer agent for our preferred shares will be set forth in the applicable supplement to this prospectus.

Description of our Outstanding Preferred Shares

Community Reinvestment Act Preferred Shares

We have issued and may in the future issue series of preferred shares called Convertible Community Reinvestment Act Preferred Shares, also referred to as our “Convertible CRA Shares.” We believe that an investment in our Convertible CRA Shares will enable banks and similar institutions to obtain positive consideration under the Community Reinvestment Act. The Community Reinvestment Act, enacted in 1977, encourages banks and similar institutions insured by the Federal Deposit Insurance Corporation to invest in projects that promote community development, particularly in low and moderate income neighborhoods. The Community Reinvestment Act does this by awarding such banks and similar institutions, “credits” based upon the amount of funds they invest in “qualifying” projects. Examples of qualifying projects include, among others, those investments that provide affordable housing for low or moderate income individuals, or fund activities that revitalize or stabilize low or moderate income areas. We invest in revenue bonds that fund these types of investments. We believe that an investment in our Company through our Convertible CRA Shares will qualify for credits under the Community Reinvestment Act. Each Convertible CRA shareholder may be entitled to an allocation of these credits based upon the aggregate amount of their investment in us, for Community Reinvestment Act purposes.

Our Convertible CRA Shares rank on parity (pro rata based on the number of Convertible CRA Shares, common shares and other parity equity securities) with our common shares with respect to our distributions, our earnings and losses, and rights upon liquidation, dissolution or winding up, and junior to all equity securities issued by us whose terms specifically provide, other than with respect to allocation of CRA credits, that they rank senior to the Convertible CRA Shares. In this regard, in the event of (i) the payment of distributions payable in our common shares or securities convertible into our common shares, (ii) the issuance to all holders of our common shares of certain rights, options or warrants entitling them to subscribe for or purchase common shares at a price per share less than the fair market value per common share, and (iii) all other distributions to the holders of our common shares or evidences of our indebtedness or our assets, our Convertible CRA shareholders will receive for each Convertible CRA Share held, the same payment, issuance or distribution payable for each common share held. For example, if we pay a distribution with respect to our common shares or to securities convertible into our common shares, and common shareholders are entitled to receive two common shares for each common share they hold, the Convertible CRA shareholders will also receive two common shares for each Convertible CRA Share they hold. In connection with the foregoing payments, issuances or distributions, we will take whatever actions we consider to be advisable in order that both our common and Convertible CRA shareholders will be treated the same for federal income tax purposes.

We have completed two offerings of Convertible CRA Shares, raising net proceeds of approximately $35 million. These Convertible CRA Shares are convertible into our common shares at two different conversion rates of .9217 under the first offering and .9678 under the second offering. As of September 30, 2001, we had 1,882,364 Convertible CRA Shares outstanding, which are convertible into 1,764,663 common shares.

Charter Mac Equity Issuer Trust—Preferred Shares

Series A Shares.    One of our subsidiaries, Charter Mac Equity Issuer Trust, which we refer to as the Equity Trust, previously completed three preferred equity offerings in which it issued (i) 45 Series A Cumulative Preferred Shares, (ii) 48 Series A-1 Cumulative Preferred Shares and (iii) 62 Series A-2 Cumulative Preferred Shares. We collectively refer to the Series A Cumulative Preferred Shares, Series A-1 Cumulative Preferred Shares and Series A-2 Cumulative Preferred Shares as the “Series A Shares.” The Equity Trust was organized to create a vehicle which generates 100% tax-exempt income that would be attractive to institutional investors.

The Series A Shares rank, with respect to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Equity Trust, senior to all classes or series of common shares of the Equity Trust, and senior to the Equity Trust’s Series B Shares (as described below under “—Series B Shares”). We own all of the common shares of the Equity Trust.

The Series A, Series A-1 and Series A-2 Cumulative Preferred Shares have annual preferred dividend rates of 6.625%, 7.100% and 6.300%, respectively through June 30, 2009, payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, upon the declaration by the Equity Trust’s board of trustees, but only to the extent of the Equity Trust’s tax–exempt income, net of expenses, for the particular quarter. The Series A Shares are subject to mandatory tender by their holders for remarketing and purchase on June 30, 2009 and each remarketing date thereafter at a price equal to $2,000,000 per Series A Preferred Share and $500,000 per Series A-1 and Series A-2 Cumulative Preferred Share plus, to the extent of the Equity Trust’s quarterly net income, an amount equal to all distributions accrued but unpaid on the Series A Shares.

Holders of the Series A Shares may elect to retain their Series A Shares upon a remarketing, with a distribution rate to be determined immediately prior to the remarketing date by the remarketing agent. Each holder of the Series A Shares will be required to tender its Series A Shares to the Equity Trust for mandatory repurchase on June 30, 2049, unless the Equity Trust decides to remarket our shares on such date. The Equity Trust may not redeem the Series A Shares before June 30, 2009. After that date, all or a portion of the Series A Shares may be redeemed. The Series A Shares are not convertible into common shares of the Equity Trust.

Series B Shares.    The Equity Trust also completed two preferred equity offerings in which it issued (i) 110 Series B Subordinate Cumulative Preferred Shares and (ii) 37 Series B-1 Subordinate Cumulative Preferred Shares. We collectively refer to the Series B Subordinate Cumulative Preferred Shares and Series B-1 Subordinate Cumulative Preferred Shares as the “Series B Shares.”

The Series B Shares rank, with respect to payment of distributions and amounts upon liquidation, dissolution or winding–up of the Equity Trust, senior to all classes or series of common shares of the Equity Trust, and junior to the Equity Trust’s Series A Shares.

The Series B and Series B-1 Subordinate Cumulative Preferred Shares have an annual preferred dividend rate of 7.600% and 6.800%, respectively through November 30, 2010 payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year upon the declaration by the Equity Trust’s board of trustees, but only to the extent of the Equity Trust’s tax–exempt income, net of expenses, for the particular quarter. The Series B Shares are subject to mandatory tender by their holders for remarketing and purchase on November 30, 2010 and each remarketing date thereafter at a price equal to the $500,000 per Series B Share plus, to the extent of the Equity Trust’s quarterly net income, an amount equal to all distributions accrued but unpaid on the Series B Shares.

Holders of the Series B Shares may elect to retain their Series B Shares upon a remarketing, with a distribution rate to be determined immediately prior to the remarketing date by the remarketing agent. Each holder of the Series B Shares will be required to tender its Series B Shares to the Equity Trust for mandatory repurchase on November 30, 2050, unless the Equity Trust decides to remarket the shares on such date. The Equity Trust may not redeem the Series B Shares before November 30, 2010. After that date, all or a portion of the Series B Shares may be redeemed. The Series B Shares are not convertible into common shares of the Equity Trust.

Covenants with respect to the Equity Trust Preferred Shares.    The Equity Trust is subject to, among others, the following covenants with respect to the Series A Shares and the Series B Shares, which we collectively refer to as the “Equity Trust Preferred Shares:”

Tax-exempt interest and distributions. The Equity Trust may only acquire new investments that it reasonably believes will generate interest and distributions excludible from gross income for federal income tax purposes. The Equity Trust will dispose of any investment the interest on which becomes includible in gross income for federal income tax purposes, for any reason, as soon as commercially practicable.

Leverage. The Equity Trust will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur any obligation except if (i) the Equity Trust is not in default under its trust agreement, (ii) the Equity Trust has paid or declared and set aside for payment all accrued and unpaid distributions on the Equity Trust Preferred Shares, and (iii) after giving effect to the incurrence of the obligation, the leverage ratio is less than .6 to 1.0.

Failure to pay distributions. If the Equity Trust has not paid in full six consecutive quarterly distributions on the Equity Trust Preferred Shares, the Equity Trust is required to reconstitute its board of trustees so that a majority of the board of trustees consists of trustees who are independent with respect to the Equity Trust, us, our Manager or Related Capital.

Allocation of taxable interest income and market discount. The Equity Trust will specially allocate taxable interest income and market discount that is taxable as ordinary income to us. Market discount, if any, may arise where the Equity Trust acquires a bond other than upon its original issuance for less than its stated redemption price at maturity and the difference is greater than a de minimis amount (generally ¼ of 1% of a bond’s stated redemption price at maturity multiplied by the number of complete years to maturity).

Limitation on issuance of preferred equity interests. The Equity Trust may not issue preferred equity interests that are senior to the Series A Shares without the consent of a majority of the holders of the Series A Shares. The Equity Trust may not issue any preferred equity interests that are equal in rank to the Equity Trust Preferred Shares unless certain conditions are met, including that the amount of such preferred equity interests is limited, the Equity Trust has paid or declared and set aside for payment all accrued and unpaid distributions on the Equity Trust Preferred Shares to holders, and there is no default or event of default under the Equity Trust’s trust agreement.

USE OF PROCEEDS

Unless otherwise described in a supplement to this prospectus, we expect to use the net proceeds of the sale of our shares primarily to acquire additional revenue bonds and other investments, in each case, as described in detail in the prospectus supplement depending upon the circumstances at the time of the related offering, and for other general trust purposes. Any specific allocation of the net proceeds of an offering of shares to a specific purpose will be determined at the time of such offering and will be described in the related supplement to this prospectus.

PLAN OF DISTRIBUTION

We may sell our shares in or outside the United States to or through underwriters or dealers, through agents or directly to other purchasers. The applicable supplement to this prospectus with respect to our shares, will set forth the terms of the offering of our shares, including the name or names of any underwriters, dealers or agents, the public offering price, any underwriting discounts and other items constituting underwriter compensation, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the securities may be listed.

Our shares may be sold directly by us or through agents designated by us from time to time at fixed prices, which may be changed, or at varying prices determined at the time of a sale of our shares. Any agent involved in the offer or sale of our shares will be named, and any commissions payable by us to such agent will be set forth, in the supplement to this prospectus relating thereto.

In connection with the sale of our shares, underwriters or agents may receive compensation from us or from purchasers of our shares, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell our shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our shares may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of our shares they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable supplement to this prospectus. Unless otherwise set forth in the supplement to this prospectus relating thereto, the obligations of the underwriters or agents to purchase our shares will be subject to conditions precedent and the underwriters will be obligated to purchase all our shares if any are purchased. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Any common shares sold pursuant to this prospectus and applicable prospectus supplement, will be approved for trading, upon notice of issuance, on the American Stock Exchange.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our shares may be entitled to indemnification by us against and contribution toward certain liabilities, including liabilities under the Securities Act.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

In order to comply with the securities laws of certain states, if applicable, our shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our historical ratio of earnings to combined fixed charges and preference dividends for the periods indicated:

Year Ended December 31,					Nine Months Ended
1996	1997	1998	1999	2000	9/30/01
N/A	24:1	7:1	3:1	2:1	2:1

For the purposes of computing the ratio of earnings to fixed charges and preference dividends, earnings were calculated using income before minority interests, adding back total fixed charges less preference security dividend requirements of consolidated subsidiaries. Fixed charges consist of interest expense, minority interest in income of subsidiary, recurring fees and amortization of capitalized costs related to indebtedness and preference security dividend requirements of consolidated subsidiaries. There are no periods in which earnings were insufficient to cover combined fixed charges and preference dividends.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our annual report on Form 10-K for the fiscal year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York, and Greenberg Traurig, LLP, Philadelphia, Pennsylvania. The validity of the shares will be passed upon for us by Richards, Layton and Finger, P.A., Wilmington, Delaware.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-3 under the Securities Act to register the shares offered by this prospectus. This prospectus is part of the registration statement. This prospectus does not contain all the information contained in the registration statement because we have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, which you may read and copy at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC’s Regional Offices at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain copies at the prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding our Company. You may access the SEC’s web site at http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. As a result, we are required to file reports, proxy statements and other information with the SEC. These materials can be copied and inspected at the locations described above. Copies of these materials can be obtained from the Public Reference Section of the SEC at 450 Judiciary Plaza, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Our common shares are listed on the American Stock Exchange under the symbol “CHC.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on March 30, 2001 (SEC File No. 001-13237);

•	Our Quarterly Report on Form 10-Q for the period ended September 30, 2001, filed with the SEC on November 14, 2001 (SEC File No. 001-13237);

•	Our Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed with the SEC on August 14, 2001 (SEC File No. 001-13237);

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2001, filed with the SEC on May 15, 2001 (SEC File No. 001-13237);

•	Our Definitive Proxy Statement dated April 30, 2001 on Schedule 14A prepared in connection with our Annual Meeting of Shareholders held on June 12, 2001 (SEC File No. 001-13237);

•	Our Current Report on Form 8-K filed with the Commission on January 29, 2002 (SEC File No. 001-13237);

•	Our Current Report on Form 8-K filed with the Commission on January 25, 2002 (SEC File No. 001-13237);

•	Our Current Report on Form 8-K filed with the Commission on January 14, 2002 (SEC File No. 001-13237);

•	Our Current Report on Form 8-K filed with the Commission on January 7, 2002 (SEC File No. 001-13237);

•	Our Current Report on Form 8-K filed with the Commission on October 26, 2001 (SEC File No. 001-13237);

•	Our Current Report on Form 8-K filed with the Commission on October 22, 2001 (SEC File No. 001-13237);

•	Our Current Report on Form 8-K filed with the Commission on September 5, 2001 (SEC File No. 001-13237);

•	Registration Statement on Form 10 and Form 10/A dated July 31, 1997 and filed on August 1, 1997; and as amended and filed on September 23, 1997 (SEC File No. 001-13237).

You may request a copy of these filings (not including the exhibits to such documents unless the exhibits are specifically incorporated by reference in the information contained in this prospectus), at no cost, by writing or telephoning us at the following address:

Charter Municipal Mortgage Acceptance Company

625 Madison Avenue

New York, New York 10022

Attn: Brenda Abuaf

Telephone requests may be directed to (212) 421-5333.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and in each instance reference is made to the copy of that contract or document filed as an exhibit to the registration statement or as an exhibit to another filing, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.